Exhibit 99.1

Neptune Welcomes Dr. Graham Wood as Chief Scientific Officer

New position is a significant step toward delivering on value added, science-based differentiation strategy

LAVAL, QC, April 10, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce today that Dr. Graham Wood will be joining the Company's management team as Chief Scientific Officer (CSO) as of May 1st, 2019.

Neptune Welcomes Dr. Graham Wood as Chief Scientific Officer (CNW Group/Neptune Wellness Solutions Inc.)

With the creation of this new position, Neptune takes a significant step further in executing on its strategy toward global leadership in the offering of value added, differentiated science-based products for the legal cannabis and nutrition consumer product markets.

Dr. Wood, holder of a Ph.D. in Neurology and Neurosurgery from McGill University, is a distinguished researcher and executive and a recognized leader in the clinical pharmacology of cannabis with experience with combustible, vaping, sublingual and oral oils and capsules formulations of cannabis. He has conducted over 400 clinical pharmacology studies with companies such as Phoenix International, MDS Pharma, Allied Research and Cetero and was CEO at Manna Research (a late phase clinical CRO). He was most recently Chief R&D Officer at Altasciences, where he led cannabis research.

"We are delighted to welcome someone of Graham's stature to steer our scientific efforts. Both cannabis and nutrition are global consumer product industries that hinge on value-added, differentiated and science-based products and Graham's proven expertise will be invaluable in supporting Neptune's leading capabilities in this regard," said Jim Hamilton, President and CEO of Neptune.

"Science is key to the development of effective condition-specific cannabinoid products for medical, wellness and lifestyle consumers. I am excited to join Neptune, whose long-standing experience in the health and wellness consumer product sector makes it ideally positioned to thrive in the global marketplace as the cannabis and the health and nutrition markets become increasingly intertwined", said Wood.

As CSO, Wood will lead Neptune's research and development strategy, product development efforts and clinical programs. Wood will also oversee Neptune's global regulatory strategy, health product delivery technologies, and intellectual property portfolio.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777; ccapaccio@lhai.com / jburfening@lhai.com; Media Requests: Caroline Lavoie, Neptune Wellness Solutions, 514.781.4501, clavoie@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 10-APR-19